Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                           For the month of April 2006
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: April 10, 2006

List of materials

Documents attached hereto:


i) A press release announcing - Samsung and Sony Conclude Basic Agreement on Manufacturing 8th Generation TFT LCD Panels at S-LCD Joint Venture



Press Release                                                     April 10, 2006

                                                    Samsung Electronics Co., Ltd
                                                                Sony Corporation


   Samsung and Sony Conclude Basic Agreement on Manufacturing 8th Generation
                      TFT LCD Panels at S-LCD Joint Venture


Seoul, Korea / Tokyo, Japan, April 10, 2006 - Samsung Electronics Co., LTD (hereafter "Samsung") and Sony Corporation (hereafter "Sony") today signed a Letter Of Intent (LOI) on manufacturing 8th generation amorphous TFT LCD panels at their joint venture, S-LCD Corporation (hereafter "S-LCD"). The target is to sign a definitive agreement by the end of June, 2006.

Details of the co-operation are as follows:

     - We plan to establish an 8th generation amorphous TFT LCD panel production line (glass panel size: approximately 2,200mm x 2,500mm) at S-LCD (Tangjeong, ChungCheongNam-Do, Korea). S-LCD is currently manufacturing 7th generation amorphous TFT LCD panels.

     - We plan to invest approximately $2 Billion in the 8th generation amorphous TFT LCD panel facility and actual production is targeted to start in fall 2007.
          (Planned production capacity: 50,000 panels per month)

The demand for LCD TVs is expanding and the large-screen TV market is expected to be especially dynamic from now on. By launching a production line for 8th generation amorphous TFT LCD panels, Samsung will target further business expansion in the LCD panel market for LCD TVs and Sony will continue to proactively focus on cost-competitive and high-quality large screen products targeting an expansion of its LCD TV business.